UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12482

GLIMCHER REALTY TRUST

(WPG Subsidiary Holdings I, LLC as successor by merger to Glimcher Realty Trust)

(Exact name of registrant as specified in its charter)

c/o Washington Prime Group Inc.

180 East Broad Street

Columbus, Ohio 43215

(614) 621-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.01 per share

8.125% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share

7.50% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share

6.875% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Glimcher Realty Trust merged with and into WPG Subsidiary Holdings I, LLC on January 15, 2015, at which time the separate corporate existence of Glimcher Realty Trust ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, WPG Subsidiary Holdings I, LLC, as successor by merger to Glimcher Realty Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WPG SUBSIDIARY HOLDINGS I, LLC, as successor by merger to Glimcher Realty Trust

Date:	January 23, 2015	By:	/s/ Robert P. Demchak
		Name:	Robert P. Demchak
		Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.